

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Robert E. Jorgensen, CEO
Desert Hawk Gold Corp.
8921 N. Indian Trail Road, #288
Spokane, WA 99208

> **Re: Desert Hawk Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2010**
> **File No. 333-169701**

Dear Mr. Jorgensen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. Where a comment includes more than one question or point, ensure that your numbered response fully responds to each such item.

3. Provide current and updated disclosure with each amendment. For example, we note the following assertions:

- "We anticipate processing mineralized material from the Yellow Hammer claims commencing in fourth quarter 2010" (page 24);
- "… we are in the process of securing from the appropriate governmental agencies" additional permits (page 24);
- "We will test the facility during September 2010" (page 31);
- "In June 2010, we submitted a Ground Water Discharge Permit Application" (page 33); and
- a separate permit process "is in its final review stage" (page 34).

4. Similarly, ensure that your disclosure is clear, accurate, and internally consistent. In your letter of response, identify where you have addressed each of the following:

- You list a different number of shares (7,369,039) on the cover page and in the fee table (7,369,038);
- Statement at page 16 that your loans "have been subordinated to their debt to DMRJ Group";
- Clarify precisely when you anticipate that the pilot plant will begin to generate revenues and when it will generate sufficient revenues to "provide the additional cash flow requirements" referenced at page 18;
- Explain how and when you expect to complete the heap leach facility, as well as when it will generate sufficient revenue to "provide the additional cash flow requirements" referenced at page 19 (we notice that DMRJ funds will be insufficient for this purpose);
- Explain why you issued 2,713,636 shares to acquire Blue Fin, which you state at page 20 includes no "material" properties;
- Reference at page 23 to "an aggregated of $1,500,00, plus….";
- Explain the assertion that the projections are "within reason" (page 25);
- You rent your principal executive offices from Mr. Jorgensen (page 35) but you receive such offices from Mr. Moe at no cost (page 39);
- Clarify or harmonize the second, third, and fourth sentences in footnote 1 at page 13; and
- References to December 2010 in footnotes 7, 10, and 14 on page 46 appear incorrect.

Preliminary Prospectus, page ii

5. Please revise to eliminate the suggestion that your disclosure "is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock."

Forward-Looking Statements, page 11

6. Please revise to eliminate your suggestion that the word "will" signifies a forward-looking statement, rather than required prospective disclosure.

Business and Properties, page 20

Employees, page 36

7. We note your disclosure that Mr. Havenstrite, your President, has been the co-owner and president of Overhead Door Company of Sierra/Nevada, Inc. since 1999. Please clarify how he will be dividing his time between your business and Overhead Door Company, specifying the number of hours per week he devotes to your business.

8. We note your disclosure that Mr. Jorgensen, your CEO, is employed on a part-time basis. Please clarify whether he has any other business commitments, and specify the number of hours per week he devotes to your business.

Selling Stockholders, page 44

9. With respect to the selling stockholders that are not natural persons, including any trusts, please identify the natural persons with voting or investment control. For guidance, refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

10. We note your disclosure that none of the selling stockholders is a broker-dealer. Please tell us whether any are affiliates of broker-dealers.

Audited Consolidated Financial Statements for the Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm, page 2

11. Please obtain and file an audit report that includes an opinion on all periods presented, including the period from May 1, 2009 (inception of exploration stage) to December 31, 2009.

Note 2 – Summary of Significant Accounting Policies

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees, page 8

12. Rather than merely citing accounting literature, please expand your disclosure to elaborate upon your policy and how you apply the guidance you have cited. Given the issuances from your Stock Issuance Plan, please expand your disclosure to address how

you determine the value of the shares issued. Please also clarify that the policy is not merely limited to options and warrants, as the title implies.

Note 9 – Commitments, page 14

13. We note you have provided Clifton Mining the option to put 60,824 shares back to you for $48,000 for a period of 180 days after an initial two-year holding period. We also note from your statements of changes in stockholders' equity that you have classified share issuance entirely within equity. Please tell us your basis for equity classification and why the put option has not been recognized as a liability pursuant to the guidance of FASB ASC 480-10-25-8.

Exhibits

14. File the office rental and use contracts with Messrs. Moe and Jorgenson and the lease contract with Mr. Havenstrite as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

15. Please reconcile the number of shares currently outstanding to be sold by selling stockholders, as disclosed on your prospectus cover page, with the number stated in counsel's legal opinion.

Exhibit 10.6

16. Please re-file the Investment Agreement together with the schedules which are part of it.

Engineering Comments

Yellowhammer Project, page 18

17. We note your estimates of the operating costs of the pilot mill and capital/operating cost of your heap leach operation. Please explain in your filing, how these operating and capital estimates were developed, and the associated accuracy of each estimate.

Prior Exploration Activities, page 30

18. We note your statement in this section that sufficient mineralized material was delineated in your open pit to process in your pilot plant which was configured based on the results of metallurgical test work by McClellan Laboratories. Please provide the tonnage and grade of your mineralized material, summarize the conclusions of the McClellan test work, and provide specifications for your pilot plant design.

Cactus Mill Pilot Plant Rebuild, page 31

19. Please generally describe your pilot plant and processing plan, describing the major equipment, operational schedule, and pertinent production parameters. Please define your tailings capacity and based on that capacity, provide an estimate of the duration of operations. In addition, please disclose the companies, who will purchase your copper and tungsten concentrates, which were produced by either gravity or flotation methods. Please provide the relative distances to the smelters/refineries, the mode of transport, and provide the terms of the smelting/refining contracts.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317, Timothy S. Levenberg at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ronald N. Vance, P.C.
        Facsimile No. (801) 446-8803